RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

July 10, 2008
Our Ref. No. 2008581422
T. Rowe Price Associates, Inc.
File No. 801-856

Your letter dated July 9, 2008 requests our assurance that we would not recommend enforcement action to the Securities and Exchange Commission ("Commission") under section 17(a) of the Investment Company Act of 1940 (the "1940 Act") against (i) any registered open-end investment company within the T. Rowe Price group of investment companies, as that term in defined in section 12(d)(1)(G) of the 1940 Act ("T. Rowe Price Group"), for which T. Rowe Price Associates, Inc. ("TRPA") or an entity controlling, controlled by, or under common control with, TRPA ("TRP Entity") serves as investment adviser ("Price Funds"), or (ii) any registered investment company outside the T. Rowe Price Group for which TRPA or a TRP Entity serves as a sub-adviser (the "Sub-advised Funds"), if, under the circumstances described below and without obtaining an exemptive order from the Commission under section 17(b) of the 1940 Act, certain Sub-advised Funds purchase and redeem shares of the Price Funds for cash at a price based on the Price Fund's net asset value ("NAV").

BACKGROUND

You state the following: TRPA and each TRP Entity are investment advisers registered under the Investment Advisers Act of 1940. TRPA and certain TRP Entities serve as investment advisers to the Price Funds. TRPA also serves as a sub-adviser to the Sub-Advised Funds. Various Price Funds currently invest, and the Sub-advised Funds may wish to invest, in certain of the Price Funds. For example, TRPA recently launched the T. Rowe Price Institutional Floating Rate Fund ("Bank Debt Fund"), a series of the T. Rowe Price Institutional Income Funds, Inc., which is registered as an open-end investment company under the 1940 Act. The Bank Debt Fund is a fund within the T. Rowe Price Group. Certain of the Price Funds and Sub-advised Funds are interested in purchasing shares of the Bank Debt Fund for cash.

The Price Funds may purchase shares of the Bank Debt Fund or another Price Fund in reliance on a prior Commission exemptive order issued under section 12(d)(1)(J) of the 1940 Act.[1] The Sub-advised Funds would invest in the Bank Debt Fund or another Price Fund within the limits of sections 12(d)(1)(A) and (B) of the 1940 Act. Any investment by a Sub-advised Fund in shares of the Bank Debt Fund or any other Price Fund would be consistent with the investment objectives and policies of the Sub-advised Fund and the Price Fund.

[1] T. Rowe Price Balanced Fund, Inc., et al., Investment Company Act Release Nos. 25958 (Mar. 13, 2003) (notice) and 25996 (Apr. 8, 2003) (order).

ANALYSIS

Section 17(a)(1) of the 1940 Act, in relevant part, prohibits any affiliated person of a registered investment company or an affiliated person of the affiliated person ("second-tier affiliate") from knowingly selling securities or other property to the registered investment company, unless, among other things, the sale involves solely securities of which the buyer is the issuer.[2] Section 17(a)(2) of the 1940 Act prohibits any affiliated person or second-tier affiliate of a registered investment company from knowingly purchasing from the registered investment company any securities or other property, except securities of which the seller is the issuer.[3] Section 17(a) of the 1940 Act was designed to prohibit self-dealing and other forms of overreaching of a registered investment company by its affiliates. The section addresses self-dealing by prohibiting a purchase or sale transaction involving a registered investment company when an affiliate of the registered investment company is a party to the transaction and has "both the ability and the pecuniary incentive to influence the actions of the [investment company]."[4]

An affiliated person of an investment company includes any person directly or indirectly controlling, controlled by, or under common control with the investment company.[5] An affiliated person of an investment company also includes any investment adviser thereof.[6] You state that each Price Fund is an affiliated person of TRPA because it may be deemed to be controlled by TRPA as its investment adviser. TRPA is an affiliated person of each Sub-Advised Fund by virtue of being its investment adviser. Each Price Fund therefore is a second-tier affiliate of each Sub-Advised Fund.

From the perspective of a Price Fund as the registered investment company and the Sub-Advised Fund as its affiliated person, under section 17(a)(2), a purchase for cash of the Price Fund's shares by the Sub-advised Fund is permitted because it is a purchase of shares of which the seller is the issuer. Likewise, under section 17(a)(1), from the same perspective, a redemption of the Price Fund's shares for cash by a Sub-advised Fund is permitted because it is a sale of shares of which the buyer is the issuer.

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2 15 U.S.C. 80a-17(a)(1).

3 15 U.S.C. 80a-17(a)(2).

4 Investment Company Mergers, Investment Company Act Release No. 25259 (Nov. 15, 2001) (proposing amendments to rule 17a-8 under the 1940 Act)(citing, among other things, Investment Trusts and Investment Companies: Hearings on S. 3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong. 3d Sess., at 256-59 (1940)).

5 15 U.S.C. 80a-2(a)(3)(C).

6 15 U.S.C. 80a-2(a)(3)(E).

You state that from the perspective of a Sub-advised Fund as the registered investment company and a Price Fund as its affiliated person, however, the sale for cash of the Price Fund's shares to the Sub-Advised Fund may be prohibited by section 17(a)(1) ("Sale Transaction"). You also state that section 17(a)(2) may be viewed as prohibiting a cash redemption of the Price Fund's shares by the Sub-advised Fund ("Redemption Transaction").[7]

You contend that the Sale Transactions and the Redemption Transactions do not raise the concerns underlying sections 17(a)(1) and (2) of the 1940 Act. In support of your position, you state that shares of a Price Fund will be sold to, and redeemed by, the Sub-Advised Funds at the Price Fund's NAV calculated in accordance with rule 22c-1 under the 1940 Act and the pricing policies and procedures described in the Price Fund's registration statement, which is the price at which any other investor in the Price Fund will transact with the Price Fund. You also state that the Sub-Advised Funds will pay cash for the Price Funds' shares, and that the Sale Transactions and the Redemption Transactions will be consistent with the investment objectives and policies of each Sub-advised Fund and Price Fund involved.[8]

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7 But see Signature Financial Group Inc., SEC Staff No-Action Letter (Dec. 28, 1999)(concluding that section 17(a) does not prohibit a cash redemption by a registered investment company of shares of another registered open-end investment company in the context of section 12(d)(1)(E) of the 1940 Act and citing SEC v. Sterling Precision Corporation, 393 F. 2d 214 (2nd Cir. 1968), which held that a cash redemption by an operating company of its securities owned by an affiliated registered investment company did not constitute a purchase of the securities under section 17(a)(2) of the 1940 Act).

8 The Commission has issued numerous orders granting relief from sections 17(a)(1) and (2) for Sale Transactions and Redemption Transactions based on representations that the transaction will be for cash, at a price based on NAV, and consistent with the investment objectives and policies of each registered investment company involved. See, *e.g.*, Hennion & Walsh, Inc., et al, Investment Company Act Release Nos. 26207 (Oct. 14, 2003) (notice) and 26251 (Nov. 10, 2003) (order); Putnam Diversified Income Trust, et al, Investment Company Act Release Nos. 27548 (Nov. 7, 2006) (notice) and 27590 (Dec. 4, 2006) (order).

Based on the facts and representations set forth in your letter, we would not recommend enforcement action to the Commission under section 17(a) of the 1940 Act against the Price Funds or the Sub-advised Funds if the Sub-advised Funds purchase and redeem for cash shares of the Price Funds. This letter expresses our position on enforcement action only, and does not express any legal conclusion on the issues presented. Because our position is based upon the facts and representations in your letter, any different facts and representations may require a different conclusion.[9]

Stephen Van Meter
Senior Counsel

[9] Although your letter concerns Sale Transactions and Redemption Transactions in shares of a registered open-end investment company, our position also would apply to shares of a registered unit investment trust.

T. ROWE PRICE ASSOCIATES, INC.

LEGAL DEPARTMENT

WWW.TROWEPRICE.COM

P.O. Box 89000
Baltimore, Maryland
21289-1020

100 East Pratt Street
Baltimore, Maryland
21202-1009

Toll Free 800-638-7890
Fax 410-345-6575

Investment Company Act of 1940 –
Section 17(a)

July 9, 2008

Nadya B. Roytblat
Assistant Chief Counsel
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re: Transactions by Subadvised Fund in Affiliated Fund Shares

Dear Ms. Roytblat:

We are writing on behalf of T. Rowe Price Associates, Inc. ("TRPA") to seek assurance from the staff of the Division of Investment Management ("Staff") that it will not recommend enforcement action to the U.S. Securities and Exchange Commission ("SEC") under Section 17(a) of the Investment Company Act of 1940 ("1940 Act") against (i) any registered open-end investment company within the T. Rowe Price group of investment companies (the "Price Funds"), as that term is defined in Section 12(d)(1)(G) of the 1940 Act, for which TRPA or an entity controlling, controlled by, or under common control with, TRPA (a "TRP Entity") serves as investment adviser, or (ii) any registered investment company outside the Price Funds' group for which TRPA or a TRP Entity serves as a sub-adviser (the "Subadvised Funds"), if, under the circumstances described below, and without obtaining an exemptive order from the SEC under Section 17(b) of the 1940 Act, certain Subadvised Funds purchase and redeem shares of the Price Funds for cash at a price based on the Price Fund's net asset value ("NAV").

TRPA and certain TRP Entities are investment advisers registered under the Investment Advisers Act of 1940, as amended. TRPA and the TRP Entities are the investment managers and sponsors of the Price Funds. TRPA and certain TRP Entities also serve as subadvisers to the Subadvised Funds sponsored by other financial institutions, such as insurance companies and banks. Recently, TRPA launched the T. Rowe Price Institutional Floating Rate Fund ("Bank Debt Fund"), a series of the T. Rowe Price Institutional Income Funds, Inc., which is registered as an open-end investment company under the 1940 Act. TRPA is the investment adviser to the Bank Debt Fund, which is a member of the Price Funds' group. Several Price Funds currently invest or have invested in the Bank Debt Fund and Subadvised Funds with investment programs similar to these Price Funds are interested in making similar investments. The Price Funds may purchase shares of the Bank Debt Fund or another Price Fund in reliance on a prior Commission

T.RowePrice
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exemptive order issued under Section 12(d)(1)(J) of the 1940 Act.[1] The Subadvised Funds would invest in the Bank Debt Fund or another Price Fund within the limits of Sections 12(d)(1)(A) and (B) of the 1940 Act. Any investment by a Subadvised Fund in shares of the Bank Debt Fund or any other Price Fund would be consistent with the investment objectives and policies of the Subadvised Fund and the Price Fund. We seek the Staff's assurance that the purchase or redemption by a Subadvised Fund, consistent with its investment objectives and policies, of shares of a Price Fund for cash within the limits imposed by Section 12(d)(1)(A) and (B) of the 1940 Act would not, in and of itself, violate Section 17(a) of the 1940 Act.

Legal Analysis. An affiliated person of an investment company includes any person directly or indirectly controlling, controlled by, or under common control with the investment company.[2] An affiliated person of an investment company also includes any investment adviser thereof.[3] Each Price Fund is an affiliated person of TRPA because it may be deemed to be controlled by TRPA as its investment adviser. TRPA is an affiliated person of each Subadvised Fund by virtue of being its investment adviser. Each Price Fund therefore is an affiliated person of an affiliated person ("second-tier affiliate") of each Subadvised Fund.

Section 17(a) of the 1940 Act, in relevant part, makes it unlawful for an affiliated person of a registered investment company, or any second-tier affiliate, acting as principal, knowingly to sell securities or other property to, or purchase securities or other property from, that registered investment company. If the purchase of Price Fund shares by a Subadvised Fund is viewed as a transaction between second-tier affiliates under Section 17(a)(2), the purchase should be permitted under the exception provided by that section which permits affiliates of a fund to purchase securities of which the seller (the Price Fund) is the issuer. Further, if a redemption of Price Fund shares held by the Subadvised Fund is viewed as a transaction (a sale) between second-tier affiliates under Section 17(a)(1), the sale should be permitted under Section 17(a)(1)(A) which permits an affiliate of a fund to sell securities to the fund if the buyer (the Price Fund) is the issuer of such securities (the Price Fund shares). It would seem possible to end the legal analysis at this point since both the purchase and sale of Price Fund shares by the Subadvised Fund are eligible for statutory exceptions under Section 17.

However, because a registered investment company is on each side of these transactions, the sale of Price Fund shares to the Subadvised Fund and the redemption of Price Fund shares by the Subadvised Fund may be problematic under Sections 17(a)(1) and (2). The sale of Price Fund shares to the Subadvised Fund could be viewed as prohibited under Section 17(a)(1) as a transaction between second-tier affiliates for which there is no exception. This is because the exception under Section 17(a)(1)(A) only applies to securities for which the buyer is the issuer.

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1 T. Rowe Price Balanced Fund, Inc., et. al., Investment Company Release Nos. 25958 (Mar.13, 2003) and 25996 (Apr. 8, 2003) (order).

2 See Section 2(a)(3)(C) of the 1940 Act.

3 See Section 2(a)(3)(E) of the 1940 Act.

In this case, the buyer is the Subadvised Fund and the selling Price Fund is the issuer. And, the redemption by the Subadvised Fund of its Price Fund shares could be viewed as a prohibited purchase by the Price Fund under Section 17(a)(2) for which there is no exception. This is because the seller (the Subadvised Fund) is not the issuer of the securities being purchased.

We see no reason from a policy standpoint why Section 17(a) should be interpreted to produce such disparate results. The purchase and sale transactions between the Price Funds and Subadvised Funds should not be permissible and prohibited under the same statutory provisions. We note that when Congress added Section 12(d)(1)(G) to the 1940 Act, it did not deem it necessary to add an exemption from, or exception to, the affiliated transaction prohibitions in Section 17 to allow the purchase and redemption of shares of other funds in "the same group of investment companies." Therefore, in order to give effect to the purpose of the statute, it would not make sense to impede the relief granted by Section 12(d)(1)(G) by layering the restrictions of Section 17 upon it. Furthermore, when the SEC promulgated Rule 12d1-2 to allow affiliated fund-of-funds to purchase securities of other investment companies and money market funds, it did not provide for Section 17 relief. Again, the utility of this rule would be questionable if the prohibitions of Section 17 applied to transactions intended to comply with the rule. Therefore, we submit that there is no statutory or regulatory reason to apply the prohibitions of Section 17 to cash purchase and redemption transactions between a Subadvised Fund and a Price Fund.

Any such purchase or redemption by a Subadvised Fund of shares of the Bank Debt Fund or any other Price Fund would be consistent with the investment objectives and policies of the Subadvised Fund and the Price Fund. All purchase and redemption transactions between a Subadvised Fund and a Price Fund would be for cash at the Price Fund's NAV calculated in accordance with Rule 22c-1 under the 1940 Act and the Price Fund's pricing policies and procedures as described in the Price Fund's registration statement, which is the price at which any other investor in the Price Fund will transact with the Price Fund.

Request. Therefore, we respectfully request assurance that the Staff would not recommend enforcement action to the SEC under Section 17(a) of the 1940 Act against the Price Funds or the Subadvised Funds if the Subadvised Funds purchase and redeem for cash shares of the Price Funds.

If you have any questions or need additional information concerning our request, please do not hesitate to contact either of the undersigned.

Sincerely,

David Oestreicher
Chief Legal Counsel

Darrell N. Braman
Associate Legal Counsel

DNB/Wpdata/SEC No-Action Ltr – IFRI F

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